SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549



                            FORM ll-K



         Annual Report Pursuant to Section l5(d) of the Securities Exchange Act of 1934





             For the fiscal year ended June 30, 1995



                   Commission file number 1-12



       Full title of the Plan and the address of the Plan, if different from that of the issuer named below:



               The Quaker Stock Bonus Savings Plan



Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                 The Quaker Oats Company
                 P.O. Box 049001
                 Chicago, Illinois 60604-9001






Item 1.   See Item 4.

Item 2.   See Item 4.

Item 3.   See Item 4.

Item 4.   Financial Statements and Exhibits

    (a)   Financial Statements

          The Quaker Stock Bonus Savings Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), and the report of Washington, Pittman & McKeever, independent public accountants, as prepared in accordance with the financial reporting requirements of ERISA is attached hereto and incorporated into this report.

    (b)   Exhibit

          Consent of Independent Public Accountants - Washington,
          Pittman & McKeever.


                           SIGNATURES


The  Plan.   Pursuant  to  the  requirements  of  the  Securities
Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                              The Quaker Stock Bonus Savings Plan
                                       (Name of Plan)


                              ROBERT C. PENZKOVER
                              (Robert C. Penzkover)
                              Director-Employee Benefits


                              DENNIS M. CORRY
                              (Dennis M. Corry)
                              Manager-Benefit Plans


                              MELANIE PHEATT
                              (Melanie Pheatt)
                              Manager-Employee Benefits


Date: December 20, 1995


                                2



                    Exhibit Index

Exhibit                                          Paper (P) or
Number              Description                 Electronic (E)

  (a)               The Quaker Stock Bonus            E
                    Savings Plan Financial
                    Statements as of
                    June 30, 1995 and 1994

  (b)               Consent of Independent            E
                    Public Accountants







                                3






Exhibit (a)











                     THE QUAKER OATS COMPANY

               THE QUAKER STOCK BONUS SAVINGS PLAN

                      FINANCIAL STATEMENTS

                  AS OF JUNE 30, 1995 AND 1994

           TOGETHER WITH INDEPENDENT AUDITOR'S REPORT











                                4










                     THE QUAKER OATS COMPANY

               THE QUAKER STOCK BONUS SAVINGS PLAN

                  AS OF JUNE 30, 1995 AND 1994




                        TABLE OF CONTENTS





                                                    PAGE


INDEPENDENT AUDITOR'S REPORT                           6

STATEMENTS OF NET ASSETS AVAILABLE FOR
 BENEFITS                                            7-8

STATEMENTS OF CHANGES IN NET ASSETS
 AVAILABLE FOR BENEFITS                             9-10


NOTES TO FINANCIAL STATEMENTS                      11-16

SCHEDULE OF ASSETS HELD FOR INVESTMENT
 PURPOSES                                             17


SCHEDULE OF REPORTABLE TRANSACTIONS                   18

CONSENT OF INDEPENDENT PUBLIC
 ACCOUNTANTS                                          19




                                5




Washington, Pittman & McKeever
Certified Public Accountants

819 South Wabash Avenue
Suite 600
Chicago, Illinois 60605
(312) 786-0330
FAX (312) 786-0323



                      INDEPENDENT AUDITOR'S REPORT


To The Plan Committee of
The Quaker Stock Bonus Savings Plan
of The Quaker Oats Company

We have audited the accompanying Statements of Net Assets Available for Benefits of The Quaker Stock Bonus Savings Plan (the "Plan") as of June 30, 1995 and 1994, and the related Statement of Changes in Net Assets Available for Benefits for the year ended June 30, 1995 and the three months ended June 30, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 1995 and 1994, and the changes in its net assets available for benefits for the year ended June 30, 1995 and the three months ended June 30, 1994 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets Held for Investment Purposes and of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                           WASHINGTON, PITTMAN & McKEEVER

Chicago, Illinois
December 20, 1995


                                6




                             THE QUAKER OATS COMPANY

                       THE QUAKER STOCK BONUS SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                               AS OF JUNE 30, 1995

                             (dollars in thousands)


                                             Union         Non-Union        Union        Non-Union
                                           (Non-ESOP)       (ESOP)      (Non-Sch. E)   (Schedule E)      Non-
                                           Stock Bonus    Stock Bonus      PAYSOP         PAYSOP      Schedule E    Schedule E
                                             Quaker         Quaker         Quaker         Quaker         Money         Money
ASSETS                            Total    Stock Fund     Stock Fund     Stock Fund     Stock Fund    Market Fund   Market Fund


The Quaker Oats Company common
 stock, at market (1,846,659    $ 60,247    $ 7,921       $ 47,929        $ 1,084        $ 3,313        $   -           $   -
 shares, cost $50,388)
Collective Short-Term
 Investment Fund                   1,594         66            643             40              6          171             668
Contributions receivable -
 Employer                            348        336             12              -              -            -               -
Dividends and interest
 receivable                          528         69            417             10             29            -               3
Receivable for Quaker stock sold      15          -              -              5             10            -               -

          Total assets            62,732      8,392         49,001          1,139          3,358          171             671


LIABILITIES

Due to Employee                      436        386             47              -              -            1               2
Due to other plans                    71          -              -             71              -            -               -
Interfund (receivable) payable         -         (8)           (21)            13            (13)          13              16

          Total liabilities          507        378             26             84            (13)          14              18

NET ASSETS AVAILABLE FOR        $ 62,225    $ 8,014       $ 48,975        $ 1,055        $ 3,371        $ 157           $ 653
 BENEFITS

      See accompanying notes to financial statements and auditor's report.

                                                        7


                             THE QUAKER OATS COMPANY

                       THE QUAKER STOCK BONUS SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                         AS OF JUNE 30, 1994 (Restated)

                             (dollars in thousands)



                                             Union         Non-Union        Union        Non-Union
                                           (Non-ESOP)       (ESOP)      (Non-Sch. E)   (Schedule E)      Non-
                                           Stock Bonus    Stock Bonus      PAYSOP         PAYSOP      Schedule E    Schedule E
                                             Quaker         Quaker         Quaker         Quaker         Money         Money
ASSETS                            Total    Stock Fund     Stock Fund     Stock Fund     Stock Fund    Market Fund   Market Fund

The Quaker Oats Company common
 stock, at market (1,786,884
 shares, cost $47,123)          $ 62,334    $ 42,098       $ 15,398        $ 3,461       $ 1,377         $   -        $   -
Collective Short-Term
 Investment Fund                     823          85             40              4             2           500          192
Contributions receivable -
 Employer                            199         143             56              -             -             -            -
Contributions receivable -
 Employee                            193         133             34              -             -            24            2
Dividends and interest
 receivable                          472         317            117             26            10             2            -

          Total assets            64,021      42,776         15,645          3,491         1,389           526          194

LIABILITIES

Payable for Quaker stock
 purchased                           344         295             49              -             -             -            -
Interfund payable (receivable)         -          66            (81)             -             -            26          (11)

          Total liabilities          344         361            (32)             -             -            26          (11)

NET ASSETS AVAILABLE FOR
 BENEFITS                       $ 63,677    $ 42,415       $ 15,677        $ 3,491       $ 1,389         $ 500        $ 205

      See accompanying notes to financial statements and auditor's report.

                                                        8



                             THE QUAKER OATS COMPANY

                       THE QUAKER STOCK BONUS SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                        FOR THE YEAR ENDED JUNE 30, 1995

                             (dollars in thousands)



                                             Union         Non-Union        Union        Non-Union
                                           (Non-ESOP)       (ESOP)      (Non-Sch. E)   (Schedule E)      Non-
                                           Stock Bonus    Stock Bonus      PAYSOP         PAYSOP      Schedule E    Schedule E
                                             Quaker         Quaker         Quaker         Quaker         Money         Money
ASSETS                            Total    Stock Fund     Stock Fund     Stock Fund     Stock Fund    Market Fund   Market Fund
Investment Income:
  Dividends                     $  2,116     $   847       $  1,113       $   107         $    49        $   -         $   -
  Interest                            83          15             22             3               -           22            21

     Total investment income       2,199         862          1,135           110              49           22            21

Realized gain on The Quaker
 Oats Company common stock         1,202          50            995            34             123            -             -
Unrealized (loss) gain on The
 Quaker Oats Company common
 stock                            (5,352)     (8,036)         3,142        (1,470)          1,012            -             -
Employee contributions             7,516       2,915          4,337             -               -          110           154
Employer contributions             2,550       1,501          1,049             -               -            -             -
Contributions from other plans        44          14             26            (2)              2            4             -

           Total additions         8,159      (2,694)        10,684        (1,328)          1,186          136           175

Deductions
Distributions to participants      8,377       1,114          6,870            48             144           50           151
Dividends to participants          1,234           -          1,119             -             115            -             -

           Total deductions        9,611       1,114          7,989            48             259           50           151

(Decrease) increase in net assets (1,452)     (3,808)         2,695        (1,376)            927           86            24

Net assets available for
 benefits, beginning of period    63,677      42,415         15,677         3,491           1,389          500           205
Interfund transfers, net               -     (30,593)        30,603        (1,060)          1,055         (429)          424

Net assets available for
benefits, end of period         $ 62,225     $ 8,014       $ 48,975       $ 1,055         $ 3,371        $ 157         $ 653

      See accompanying notes to financial statements and auditor's report.

                                                        9



                             THE QUAKER OATS COMPANY

                       THE QUAKER STOCK BONUS SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

               FOR THE THREE MONTHS ENDED JUNE 30, 1994 (Restated)

                             (dollars in thousands)


                                             Union         Non-Union        Union        Non-Union
                                           (Non-ESOP)       (ESOP)      (Non-Sch. E)   (Schedule E)      Non-
                                           Stock Bonus    Stock Bonus      PAYSOP         PAYSOP      Schedule E    Schedule E
                                             Quaker         Quaker         Quaker         Quaker         Money         Money
ASSETS                            Total    Stock Fund     Stock Fund     Stock Fund     Stock Fund    Market Fund   Market Fund
Investment Income:
  Dividends                    $    470     $    317       $    117        $    26         $    10        $    -         $   -
  Interest                            8            2              -              -               -             6             -

     Total investment income        478          319            117             26              10             6             -

Realized gain on The Quaker
 Oats Company common stock           24           24              -              -               -             -             -
Unrealized gain (loss) on
 The Quaker Oats Company
 common stock                     5,532        6,365           (633)          (143)            (57)            -             -
Employee contributions            1,654        1,542             34              -               -            76             2
Employer contributions              741          685             56              -               -             -             -
Contributions from other plans    5,044            -              -          3,608           1,436             -             -
             Total Additions     13,473        8,935           (426)         3,491           1,389            82             2


Deductions
Distributions to participants       745          724              -              -               -            21             -

Increase (decrease) in
 net assets                      12,728        8,211           (426)         3,491           1,389            61             2

Net assets available for
 benefits, beginning of period   50,949       50,292              -              -               -           657             -
Interfund transfers, net              -      (16,088)        16,103              -               -          (218)          203

Net assets available for
 benefits, end of period       $ 63,677     $ 42,415       $ 15,677        $ 3,491         $ 1,389         $ 500         $ 205

      See accompanying notes to financial statements and auditor's report.

                                                        10



                       THE QUAKER OATS COMPANY

                 THE QUAKER STOCK BONUS SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS

                    AS OF JUNE 30, 1995 AND 1994


NOTE 1 - THE QUAKER STOCK BONUS SAVINGS PLAN

The following description of The Quaker Stock Bonus Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan was adopted by The Quaker Oats Company (the "Company") on July 10, 1985, and became effective January 1, 1986, and has been amended several times since its adoption. The Plan provides a program under which eligible employees may acquire an ownership interest in the Company and accumulate funds on a pre-tax basis for long-term retirement savings. Effective April 1, 1994, the Plan year end was changed from March 31 to June 30. This change resulted in a three-month stub period from April 1, 1994 to June 30, 1994. Hereafter, the Plan's fiscal year is July 1 to June 30.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Northern Trust Company acts as the Plan trustee and Hewitt Associates acts as the Plan administrator. The Company pays all administrative expense incurred by the Plan.

Eligibility

The Plan covers all employees of the Company who are included in a group designated by the Board of Directors or the Executive Committee and have completed one year of service prior to January 1, 1986. Other designated employees of the Company are eligible to participate in the Plan on the first day of the month following the date on which they complete one year of service.

Participants' Accounts

Participants in the Plan may invest in the Quaker Stock Fund or the Money Market Fund.

The Quaker Stock Fund invests in common stock of the Company. Effective June 1, 1994, a portion of the Plan was designated an Employee Stock Ownership Plan ("ESOP"), within the meaning of section 4975(e)(7) of the Internal Revenue Code. An ESOP account is maintained for each participant included in a group listed on Schedule E of the Plan. Effective June 30, 1994, the Quaker Stock Sharing Plan ("PAYSOP") was merged into the Plan and the net assets of the PAYSOP were transferred into the Plan. Such assets transferred into the Plan were separately maintained as PAYSOP accounts until June 30, 1995, at which time the PAYSOP accounts were merged into the ESOP accounts. Those participants who did not have ESOP accounts had their PAYSOP accounts converted into special ESOP subaccounts. A non-ESOP account is maintained for each participant, consisting of the portion of the participant's account that is not included in an ESOP or PAYSOP account.

The Money Market Fund invests in short-term fixed-income securities.

                                11



                       THE QUAKER OATS COMPANY

                 THE QUAKER STOCK BONUS SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS

                    AS OF JUNE 30, 1995 AND 1994


NOTE 1 - THE QUAKER STOCK BONUS SAVINGS PLAN (Continued)

Contributions

The Plan allows participants to contribute one to fifteen percent of their earnings, depending upon their location, in whole percentage increments to the Plan before Federal and most state withholding taxes are computed. Participants have the option to change their investment election once a month. Participants may elect to invest their contributions in either the Quaker Stock Fund or the Short-Term Investment (Money Market) Fund. The Company contributes an additional 50% of a participant's contributions to the Quaker Stock Fund to a maximum of four percent of a participant's eligible earnings. Once a year, participants have the option to transfer all or a portion of their monies they have accumulated in the Short-Term Investment Fund to the Quaker Stock Fund in multiples of 25%. Once a year, participants who are at least age 59 1/2 or who become totally and permanently disabled may transfer funds, in multiples of 25%, between the two funds.

Participants may contribute to the Plan any portion of distributions received from other qualified plans when the contributions qualify as a tax-free roll-over.

Participants may elect to deposit excess funds from The Quaker Flex Plan to the Plan.

Generally, all contributions are not subject to Federal income taxes until distributed to the participant or his beneficiary.

Distributions

All dividends received with respect to Company stock held on the record date a) in a participant's ESOP account, and b) in a participant's PAYSOP account, if the employee's group is listed on Schedule E of the Plan, are distributed to participants no later than 90 days after the end of the Plan year in which the dividends are received.



                                12




                       THE QUAKER OATS COMPANY

                 THE QUAKER STOCK BONUS SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS

                    AS OF JUNE 30, 1995 AND 1994


NOTE 1 - THE QUAKER STOCK BONUS SAVINGS PLAN (Continued)

If a participant's employment with the Company is terminated, the Plan will distribute the account balance to him or his beneficiary. A participant under age 55 at the time of termination of employment may elect to defer the lump-sum distribution or the start of installment payments until age 65. A participant age 55 or older may elect to defer the lump-sum distribution or the start of installment payments until the participant attains age 70 1/2. If a participant terminates employment, attains age 65 in a Plan year, and no distribution or deferral election is received by the 15th day after the end of the Plan year, an automatic lump-sum distribution will be made. A participant may elect in writing to receive the distribution in one of the following ways: (a) in a lump sum; or (b) in approximately equal annual installments over a chosen period. The period chosen, however, must be no longer than his life expectancy when distributions begin as determined by Internal Revenue Service
(IRS) regulations. If the distribution is made through installment payments, a participant's remaining account balance will continue to be adjusted for investment gains or losses. If a participant's account value is $3,500 or less, an automatic lump-sum distribution will be made as soon as practical after the end of the Plan year in which termination occurs.

A participant may elect in writing to receive all or a portion of his account if he is at least age 59 1/2 or if he is totally and permanently disabled as determined by the Company with the advice of a medical doctor. Additionally, a participant may receive the portion of his account consisting of participant contributions (and, for those not listed on Schedule E, excluding any amounts that have been invested in the Quaker Stock Fund for less than two full Plan years after the year in which they were invested) in the event of a hardship. "Hardship" means when funds are required for purchasing or making capital expenditures for a primary residence, financing the post-secondary education of a participant or his family or alleviating an immediate and substantial financial hardship.

Effective June 1, 1994, a participant may elect to withdraw a portion of his ESOP or PAYSOP account if he: a) is an employee; b) has completed at least ten years of service since becoming a participant in the ESOP (including years of participation in the PAYSOP prior to June 30, 1994); and c) is at least age 55. Generally, the annual maximum amount subject to this election is 25% of the participant's account balance, reduced by any amounts previously distributed under this provision.

The Plan may be terminated at any time by action of the Company's Board of Directors. In the event of the Plan termination, the value of the accounts determined as of the effective date of such termination shall be paid to the participants, former participants or their beneficiaries.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting. Interest income is recorded as earned and dividend income is recorded as of the record date.


                                13



                       THE QUAKER OATS COMPANY

                 THE QUAKER STOCK BONUS SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS

                    AS OF JUNE 30, 1995 AND 1994

                       (dollars in thousands)


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation

Investments are included in the accompanying Statements of Net Assets Available for Benefits at fair market value. Fair market value is based on published market prices.

Security purchases and sales, including related gains and losses, are recognized on the transaction trade date. The realized gain or loss is the difference between the proceeds received and the average cost of investments. The unrealized gain or loss is the change from the preceding year between current value and the cost of investments. Realized and unrealized gains and losses are reflected in the Statement of Net Changes Available for Benefits.

Brokerage commissions increase the cost or decrease the sale proceeds on the security transactions.


NOTE 3 - FEDERAL INCOME TAXES

The Plan obtained its latest determination letter on August 13, 1987, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan tax counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and tax-exempt as of June 30, l995. To comply with the Tax Reform Act of 1986, the Plan administrator applied for a new tax determination letter on June 30, 1994.


NOTE 4 - REALIZED GAIN ON INVESTMENTS

The realized gain on Quaker stock was as follows:

                                      Year Ended       Three Months Ended
                                     June 30, 1995       June 30, 1994

Proceeds from the sale/distribution
 of Quaker stock                       $  5,724           $   139
Less: Cost of investments
 sold/distributed                         4,522               115

REALIZED GAIN ON INVESTMENTS           $  1,202           $    24


                                14



                       THE QUAKER OATS COMPANY

                 THE QUAKER STOCK BONUS SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS

                    AS OF JUNE 30, 1995 AND 1994

                       (dollars in thousands)


NOTE 5 - UNREALIZED GAIN (LOSS) ON INVESTMENTS

The unrealized gain (loss) on Quaker stock was as follows:

                                         Year Ended      Three Months Ended
                                       June 30, 1995       June 30, 1994

Unrealized gain, beginning of year        $ 15,211           $  9,679
Unrealized (loss) gain during the year      (5,352)             5,532

UNREALIZED GAIN, END OF YEAR              $  9,859           $ 15,211


NOTE 6 - CURRENT VALUE (LOSS) GAIN

Based on the "Current Value" reporting requirements of the Department of Labor and the IRS instructions for Form 5500, the net realized
(loss) gain is calculated as the difference between proceeds received and the fair market value of investments on the first day of the Plan year or the acquisition date if purchased during the Plan year. The net unrealized (loss) gain is calculated as the difference between the fair market value of investments at the end of the Plan year and the fair market value at the beginning of the Plan year. The net realized (loss) gain and net unrealized (loss) gain were as follows:

                                              Year Ended   Three Months Ended
                                            June 30, 1995    June 30, 1994


Net realized (loss) gain on investments        $    (17)        $ 2,207
Net unrealized (loss) gain on investments        (4,133)          3,349

Net (loss) gain in fair value of
 investments                                   $ (4,150)        $ 5,556


NOTE 7 - PLAN MERGER

The transferred net assets of the PAYSOP have been recognized in the accounts of the Plan. The changes in net assets of the combined plans are included in the accompanying Statement of Changes in Net Assets Available for Benefits. The investments at market, when transferred, were $5,044.


NOTE 8 - QUAKER COMMON STOCK SPLIT-UP

In fiscal 1995, Quaker shareholders of record received an additional share of common stock for each share held, pursuant to a two-for-one stock split-up approved by the Board of Directors. The number of Quaker common stock shares have been retroactively restated.

                                15



                       THE QUAKER OATS COMPANY

                 THE QUAKER STOCK BONUS SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS

                    AS OF JUNE 30, 1995 AND 1994

                       (dollars in thousands)


NOTE 9 - RECONCILIATION OF THE FORM 5500 TO THE FINANCIAL STATEMENTS

The following is a reconciliation of net assets available for benefits per the Form 5500 to the financial statements as of June 30:

                                                         1995         1994

Net assets available for benefits per the Form 5500    $ 58,403    $ 63,200
Add: Distributions payable to participants                3,822         477

NET ASSETS AVAILABLE FOR BENEFITS PER
 THE FINANCIAL STATEMENTS                              $ 62,225    $ 63,677

The following is a reconciliation of benefits paid to participants per the Form 5500 to the financial statements:

                                            Year Ended   Three Months Ended
                                          June 30, 1995     June 30, 1994


Distributions to participants per the
 Form 5500                                  $ 11,722            $ 828

Add:  Distributions payable,
      beginning of year                          477              394

Less: Distributions payable, end of year       3,822              477


DISTRIBUTIONS TO PARTICIPANTS PER THE
 FINANCIAL STATEMENTS                       $  8,377            $ 745


NOTE 10 - RESTATEMENT OF PRIOR FINANCIAL STATEMENTS

The June 30, 1994 financial statements have been restated in order to conform with the 1995 format and classifications, and are presented for comparison purposes. In the past, unpaid distributions at year end were reported as a liability on the Statements of Net Assets Available for Benefits. This amount was also reported as a component of distributions to participants on the Statements of Changes in Net Assets Available for Benefits. The liability for unpaid distributions is now disclosed in the notes to the 1995 financial statements (see Note 9).

The effect of the restatement was to increase the 1994 beginning net assets available for plan benefits by $394 and to decrease the distributions to participants by $83 in 1994. Net assets available for plan benefits at June 30, 1994 increased by $477 after adjustment of the 1994 beginning net assets available for benefits for the effects of restatement on prior years.


                                16




                       THE QUAKER OATS COMPANY

                 THE QUAKER STOCK BONUS SAVINGS PLAN

FORM 5500 ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                         AS OF JUNE 30, 1995

                       (dollars in thousands)





                                                                    Market
Description                           Number of Shares    Cost       Value

The Quaker Oats Company Common Stock     1,846,659      $ 50,388   $ 60,247

Collective Short-Term Investment Fund                      1,594      1,594

Total Investments                                       $ 51,982   $ 61,841


                                17



                             THE QUAKER OATS COMPANY

                       THE QUAKER STOCK BONUS SAVINGS PLAN

            FORM 5500 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

                        FOR THE YEAR ENDED JUNE 30, 1995

                             (dollars in thousands)





                                             Purchase                         Sale                           Current       Net
Description of Security                  Price   # of Trades      Price    # of Trades   Cost of Security     Value       Gain
The Quaker Oats Company Common Stock    $ 8,105       37         $ 1,473       24             $ 1,117        $ 9,578      $ 356





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